Exhibit 99.1

NEWS RELEASE

ATS Announces Dates of First Quarter Results Conference Call and Annual & Special Shareholders’ Meeting

07/25/2023

CAMBRIDGE, ON / CNW /—ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) will report its financial results for the first quarter ended July 3, 2023 before the TSX opens on Wednesday August 9, 2023.

At 8:30 a.m. eastern August 9, 2023, the Company will host a conference call and webcast of management’s quarterly remarks and follow up question and answer period with analysts. The listen-only webcast can be accessed live at www.atsautomation.com. The conference call can be accessed live by dialing (416) 764-8688 or (888) 390-0546 five minutes prior.

A replay of the conference will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight August 16, 2023) by by dialing (416) 764-8677 and entering passcode 885809 followed by the number sign.

Annual and Special Meeting of Shareholders

The Company will host its Annual and Special Meeting of shareholders on Thursday August 10, 2023, at 10 a.m. eastern. Once again, the meeting will be held in a virtual-only format which can be accessed at https://web.lumiagm.com/411640407. The Company’s Management Information Circular, which includes details of the business to be conducted at the meeting and instructions on how to use the platform, together with other meeting related materials, can be found on the Company’s website at www.atsautomation.com, at www.sedar.com, and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world’s most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added services including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, food & beverage, transportation, consumer products, and energy. Founded in 1978, ATS employs over 6,500 people at more than 60 manufacturing facilities and over 80 offices in North America, Europe, Asia and Oceania. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS.

NEWS RELEASE

For more information, contact: David Galison Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 dgalison@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Communications ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation